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                             February 27, 2022

       Jeff Ciachurski
       Chief Executive Officer
       Greenbriar Capital Corp.
       632 Foster Avenue
       Coquitlam, British Columbia, Canada, V3J 2L7

                                                        Re: Greenbriar Capital
Corp.
                                                            Registration
Statement on Form 20FR-12G
                                                            Filed January 28,
2022
                                                            File No. 000-56391

       Dear Mr. Ciachurski:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 20-F filed January 28, 2022

       Item 3. Key Information, page 4

   1. We note your disclosure on page 25 that your four land lease option agreements in Puerto
                                                        Rico expired on
December 30, 2021. Please include specific risk factor disclosure regarding the risk you
face if you are unable to renew these option agreements.
       Item 3.D. Risk Factors
       The Company's officers and directors may have conflicts of interests arising out of their relationships with other companies, page 9

   2. We note your disclosure on page 17 that Jeffrey Ciachurski, your chief executive officer, is also the chief
executive officer of Captiva Verde Wellness Corp. ("Captiva"), another company listed on the
Canadian Securities Exchange. Your chief financial officer,
                                                        Anthony Balic, also
serves as the chief financial officer of Captiva, and Michael Boyd
 Jeff Ciachurski
FirstName
Greenbriar LastNameJeff
           Capital Corp. Ciachurski
Comapany27,
February   NameGreenbriar
             2022           Capital Corp.
February
Page  2 27, 2022 Page 2
FirstName LastName
         serves as a director of both companies. Please revise the risk factor disclosure to describe the specific risk to shareholders. You should detail, for example, the risk created when your CEO, CFO, and board of directors must address a dispute between the parties under the option and joint venture agreement to which both are a party. Please also disclose the percentage of their time that your directors and officers will spend on your business, given their significant involvement with other companies. In this regard, we note your statement on page 25 that "In the past three years, the management team [of your Montalva Solar
         Project] has built or been involved in the financing of 54 new solar, wind and geothermal facilities with other companies."
Item 4. Information on the Company, page 14

3. Please briefly describe the delays and ongoing disputes with respect to the Montalva Solar
         Project. Please consider adding appropriate risk factor disclosure.
4. We note your graphic on page 28 entitled "PREPA's Transmission System 2014" and your subsequent disclosure regarding planned upgrades to the transmission system. Please update your disclosure for more recent information, if possible, and revise your graphics throughout the registration statement to be more legible.
5. Please discuss your plan of operations for the next twelve months in greater detail by, for example, including more detailed milestones in your business plan to generate first revenues, the costs associated with each milestone, and the persons responsible for each aspect of the business plan. Refer to the Instructions to Item 4.B of Form 20-F.
Item 5. Operating and Financial Review and Prospects, page 32

6. Please expand your discussion to include a statement as to whether, in your opinion, the working capital is sufficient for your present requirements, or, if not, how you propose to provide the additional working capital needed. Refer to Item 5.B.1(a) of Form 20-F.
Item 6. Directors, Senior Management and Employees, page 36

7. We note that the management information on your website differs from the information provided in your registration statement. For example, Paul Morris is listed on your website and not listed in your registration statement. In addition, Devon Sandford is listed as president of Greenbriar Alberta Holdco Inc. in the registration statement, whereas he is listed as president of Greenbriar Capital Corp. Alberta on your website. Please revise or advise.
8. Please expand the business background of each listed person to clarify their recent business experience, specific employment, and directorships, including dates. Please also disclose any principal business activities performed outside the company. We note, for example, that Jeffrey Ciachurski is also the CEO of Captiva Wellness Corp. and Michael
         Boyd appears to currently serve as a director of the same company, and neither fact appears in their biographies in your registration statement. Refer to Items 6.A.1 and 6.A.2
 Jeff Ciachurski
FirstName
Greenbriar LastNameJeff
           Capital Corp. Ciachurski
Comapany27,
February   NameGreenbriar
             2022           Capital Corp.
February
Page  3 27, 2022 Page 3
FirstName LastName
         of Form 20-F.
9. We note your disclosure on page 45 that "[a]s of January 24, 2022, [you] had no full-time or part-time employees." Please reconcile this disclosure with your statement on page 10 that "[t]he Company's operations depend on the continued efforts of its employees."
Item 7. Major Shareholders and Related Party Transactions, page 45

10. We note your disclosure on page 48 that "[o]n August 4, 2021, [you] declared USD
         $2,490,000 in bonus awards to executives and directors...in recognition of receiving full entitlement approval by local authorities for the Sage Ranch project." In addition, you state that "[your] compensation program currently relies heavily on the granting of stock options and performance bonuses." Please discuss how you determined which executive officers and directors were to receive the August 4, 2021 bonus awards and whether this type of award is commonly utilized and subject to a bonus or profit sharing plan. Refer to
         Item 6.B.1.(a) of Form 20-F.

11. Please revise this section to clarify the amounts outstanding under each of the loans, convertible debentures, or other indebtedness listed in this section, as of the latest practicable date. As one example, the amount of convertible debentures issued to Mr.
         Webb in 2018 that remain outstanding is unclear. Refer to Item 7.B.2 of Form 20-F.
         Please also expand as appropriate to disclose the transactions relating to the accounts payable balance you note in this section, or tell us why you believe it is not required.
12. Please expand your disclosure to describe the terms of the $1.971 million payment to
         Captiva mentioned on page 48.
Item 10. Additional Information, page 47

13. Please update your disclosure on page 50 for all issuances to date. For example, we note the November 8, 2021 press release on your website announcing the closing of a non-
         brokered private placement for 300,000 units at $1.65 per unit.
Item 16F. Change in Registrant's Certifying Accountant, page 64

14. We note your disclosure that "the Company's former independent auditor, Deloitte LLP, resigned effective February 15, 2019 and Davidson & Company LLP was engaged as the
         Company's new independent auditor effective February 15, 2019." Please reconcile this disclosure with Davidson & Company LLP's statement in the audit report that they "have served as the Company's auditor since 2018."
Note 14 - Financial Instruments, page 65

15. Please revise your disclosures to disclose the level of the fair value hierarchy within which the fair value measures are categorized in their entirety. Reference is made to paragraph
         93(b) of IFRS 13.
 Jeff Ciachurski
FirstName
Greenbriar LastNameJeff
           Capital Corp. Ciachurski
Comapany27,
February   NameGreenbriar
             2022           Capital Corp.
February
Page  4 27, 2022 Page 4
FirstName LastName
16. We note that you have recorded unrealized (loss) gain on marketable securities and your current holdings of marketable securities relates to your shares in Captiva. To the extent your holdings of Captiva falls within either Level 2 or Level 3 of the fair value hierarchy, please revise your disclosures to provide a description of the valuation technique(s) and the inputs used in the fair value measurement. To the extent your holdings of Captiva falls within Level 3 of the fair value hierarchy, please expand your disclosures to provide all the required disclosures as outlined within paragraphs 91 - 99 of IFRS 13 for recurring fair value measurements categorized within Level 3 of the fair value hierarchy.
Note 3 - Significant Accounting Policies
Foreign Currency Translation, page 65

17. We note that the Company's functional currency is the Canadian dollar and the functional currency of the Company's subsidiaries is the United States dollar. Given your current level of operations and areas of focus, please tell us how you considered the guidance in paragraphs 9 -14 of IAS 21 in determining that Canadian dollars is the most appropriate functional currency for the Company. Your response should highlight all the facts and circumstances that supports your conclusion.
Property Held For Development And Sale, page 65

18. We note that capitalized costs include costs of conversion and other costs related to development. Please tell us and expand your disclosures to discuss the types of expenses that are potentially capitalized as a part of conversion and what other development costs are capitalized such as possibly interest, taxes, salaries, and other general and administrative expenses. Your discussion should also address the periods of capitalization, which would include when the capitalization period begins and ends.
General

19. Please be advised that your registration statement will automatically become effective 60 days after the initial filing date. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it.
20. Since you checked the box on the facing page of this registration statement to identify
         yourself as an    emerging growth company,    as defined in the
Jumpstart Our Business
         Startups Act, please revise your registration statement to describe how and when a company may lose emerging growth company status and provide a brief description of the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jeff Ciachurski
Greenbriar Capital Corp.
February 27, 2022
Page 5

       You may contact Jeffrey Lewis at 202-551-6216 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                        Sincerely,
FirstName LastNameJeff Ciachurski
                                                        Division of Corporation
Finance
Comapany NameGreenbriar Capital Corp.
                                                        Office of Real Estate &
Construction
February 27, 2022 Page 5
cc:       Leo Raffin
FirstName LastName